Evolving Gold Announces Re-filing of Continuous Disclosure Documents

As a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure.

November 13, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) announces that it has filed amended interim Management Discussion and Analysis for the period ended June 30, 2007 (“MD&A”), amended financial statements for the period ended June 30, 2007 (“Financial Statements”), and a revised technical report entitled, “Geological Report on the Winnemucca Mountain Property” on SEDAR. These filings were made at the request of the British Columbia Securities Commission as part of its continuous disclosure review of the Company, and the amended documents more closely reflect the disclosure requirements of National Instrument 51-102. These amended documents supersede the documents previously filed. In connection with the re-filing of the MD&A and the Financial Statements, the Company has also filed updated Certificates of its Chief Executive Officer and Chief Financial Officer pursuant to the provisions of Multilateral Instrument 52-109.

The amended MD&A, Financial Statements, and “Geological Report on the Winnemucca Mountain Property” may be viewed at www.sedar.com.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging exploration and development company focused on building value through the acquisition and exploration of world class prospective gold prospects in the southwestern United States, in particular Nevada. The Company is actively exploring 12 separate gold properties, primarily in the state of Nevada.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.
“Lawrence Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Robert Bick, CEO
Robert@evolvinggold.com
Direct (604) 639-0430
Toll free 1-866-604-3864
www.evolvinggold.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral

 Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF

exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF